SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                             Medis Technologies Ltd.
         (Name of Subject Company (issuer) and Filing Person (offeror))

          Warrants to Purchase Common Stock, Par Value $0.01 per share
                         (Title of Class of Securities)

                                   58500P 10 7
                (CUSIP Number of Class of Underlying Securities)

                                Robert K. Lifton
                      Chairman and Chief Executive Officer
                             Medis Technologies Ltd.
                                805 Third Avenue
                            New York, New York 10022
                                 (212) 935-8484
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                              Ira I. Roxland, Esq.
                              Stephen E. Fox, Esq.
                        Sonnenschein Nath & Rosenthal LLP
                           1221 Avenue of the Americas
                            New York, New York 10020
                                 (212) 768-6700

                            Calculation of Filing Fee

-------------------------------------   ----------------------------------------
    Transaction valuation                         Amount of filing fee
-------------------------------------    ---------------------------------------
       Not Applicable*                              Not Applicable*
-------------------------------------    ---------------------------------------
----------
* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[ ]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

|X|  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

We advise you to read the tender offer statement when it becomes available in August 2003 because it contains important information about the offer. You can get the tender offer statement and all other filed documents relating to the offer for free at the Securities and Exchange Commission website at www.sec.gov. You can also get the tender offer statement and such other filed documents, when available, for free from Medis Technologies Ltd. by calling us at (212) 935-8484.



                   Subject to Completion, dated August 8, 2003
                             Preliminary Prospectus


                             MEDIS TECHNOLOGIES LTD.

               Warrants to Purchase 420,479 Shares of Common Stock
                         420,479 Shares of Common Stock
                             -----------------------

     We are offering to the holders of outstanding common stock purchase warrants issued in September 2002 pursuant to our shareholder loyalty program, which we refer to in this prospectus as loyalty program warrants, an inducement to exercise such warrants. If the loyalty program warrants are exercised between [ ], 2003 and [ ], 2003, the holders of such exercised warrants will receive, at no additional cost, an additional warrant to purchase one share of common stock for every two loyalty program warrants exercised. In this prospectus, we refer to our offer to the holders of loyalty program warrants as the offer and we refer to the additional warrants issued upon exercise of the loyalty program warrants pursuant to the offer as the additional warrants.

     This prospectus relates to the additional warrants and to the shares of our common stock underlying the additional warrants. The offer is being made pursuant to a Tender Offer Statement on Schedule TO that we intend to file with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and the related tender offer materials. We urge the holders of outstanding loyalty program warrants to read the Schedule TO and the related tender offer materials because they contain important information about the offer. These documents may be obtained free of charge from us and are also available free of charge from the Securities and Exchange Commission's website at http://www.sec.gov.

     Each additional warrant entitles the holder to purchase one share of our common stock at an exercise price of $[ ] [the closing price of our common stock on August 11, 2003], for a term of one year from its issuance date. We will receive aggregate proceeds of $[ ] if all of the additional warrants are exercised.

     There is no public market for any of our warrants. Our common stock is currently traded on The Nasdaq National Market under the symbol "MDTL."

     The acquisition and ownership of our securities, including the additional warrants and our common stock, involves substantial risk. You should refer to the discussion of risk factors, beginning on page 5 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             -----------------------

                The date of this prospectus is             , 2003

                                  The Offering

Securities offered............      Warrants to purchase an aggregate of 420,479
                                    shares of our common stock, par value $0.01 per share.

                                    420,479 shares of our common stock.

Common stock to be outstanding
after this offering...........      24,830,881 (1)(2)
----------
(1) Includes the 420,479 shares of our common stock underlying the additional warrants and 840,959 shares of our common stock which are issuable upon exercise of outstanding loyalty program warrants, but excludes shares underlying other of our outstanding warrants and options under our stock option plan.
(2) Based upon our issued and outstanding shares of common stock as of the date of this prospectus.

     We are offering to the holders of outstanding loyalty program warrants an inducement to exercise such warrants. If the loyalty program warrants are exercised between [ ], 2003 and [ ], 2003, the holders of such exercised warrants will receive, at no additional cost, an additional warrant to purchase one share of our common stock for every two loyalty program warrants exercised.

     This prospectus relates to the additional warrants and to the shares of our common stock underlying the additional warrants. The offer is being made pursuant to a Tender Offer Statement on Schedule TO that we intend to file promptly after the date of this prospectus with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and the related tender offer materials which will be distributed to holders of outstanding loyalty program warrants along with this prospectus.

     The holder of each additional warrant is entitled to purchase one share of our common stock at an exercise price of $[___][the closing price of our common stock on August 11, 2003], for a term of one year from its issuance date. We expect to issue the additional warrants as promptly as practicable to eligible holders of loyalty program warrants after the expiration of the offer.

                                 USE OF PROCEEDS

     If all outstanding loyalty program warrants are exercised pursuant to the offer at the current exercise price of $4.43 per share, we will receive aggregate proceeds, before expenses, of approximately $3,725,449. If all of the additional warrants are issued pursuant to the offer and are exercised, we will
receive aggregate proceeds of $[   ].

     Proceeds received from the exercise of loyalty program warrants and additional warrants will be used for working capital, including for the continued development of our fuel cell products and our other technologies.

                            DESCRIPTION OF SECURITIES

     Each additional warrant entitles the registered holder to purchase one share of our common stock at a price of $[ ][the closing price of our common stock on August 11, 2003], subject to adjustment as discussed below, at any time commencing on the date the additional warrants are issued, and ending at 5:00 p.m., New York City time, on the first anniversary of such issue date, at which time the additional warrants will expire.

     The additional warrants will be issued in registered form. We will act as our own warrant agent for registration and permissible transfers of the additional warrants. The additional warrants will be non-transferable except by will or the laws of descent.

     There is no established trading market for the additional warrants. The exercise price of the additional warrants is based upon the closing price of our common stock as reported by The Nasdaq National Market, on August 11, 2003. The exercise price and number of shares of common stock issuable on exercise of the additional warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the additional warrants will not be adjusted for issuance of common stock at a price below their exercise price.

     We have the right, in our sole discretion, to extend the expiration date of the additional warrants on five business days' prior written notice to the holders of the additional warrants.

     The additional warrants may be exercised upon surrender of the agreement representing the additional warrants on or prior to the expiration date at our U.S. offices, with the exercise form attached to such agreement completed and executed as indicated, accompanied by full payment of the exercise price, for the number of additional warrants being exercised. Holders of additional warrants do not have the rights or privileges of holders of common stock.

     No fractional shares will be issued upon exercise of the additional warrants. We will instead round the number of shares upon exercise of the additional warrants upward or downward, as appropriate, to the nearest whole number. We refer you to the form of warrant agreement, which has been filed as an exhibit to the Registration Statement of which this prospectus is a part, for a complete description of the terms and conditions of the additional warrants.